Filed by TELUS Corporation
                                                    Pursuant to Rule 425
                                                    under the Securities Act

                                                    Subject Company:
                                                    Clearnet Communications Inc.


TELUS logo                                   Clearnet Communications Inc. logo


October 25, 2000


               TELUS and Clearnet announce final proration number


Burnaby, British Columbia, and Scarborough, Ontario - TELUS Corporation (TSE: T, T.A; NYSE: TU) and Clearnet Communications Inc. (TSE: NET.A; NASDAQ: CLNT) announce that the final overall proration factor for the October 20 Take-up Date applied to cash elections is 68.9557 per cent. This factor will be applied to the cash portion of all cash, or cash and share combination elections, of tendering Clearnet shareholders. For tendered Clearnet shares that are in good order, cheques and TELUS Non-Voting share certificates will be mailed first class this week.

TELUS Corporation is one of Canada's leading telecommunications companies providing a full range of communications products and services that connect Canadians to the world. The company reported $5.9 billion in revenues in 1999 and is the premier service provider in Western Canada. TELUS also provides voice, data, Internet, advertising and wireless services to Central and Eastern Canada. With the purchase of QuebecTel and national digital wireless company Clearnet Communications Inc., TELUS is rapidly strengthening its position as a leading national service provider. For more information about TELUS, visit www.telus.com.

Clearnet Communications Inc. is a leading Canadian wireless communications company that operates two state-of-the-art digital wireless networks, Clearnet PCS and Mike. Clearnet serves more than 700,000 clients across Canada.

                                      -30-

For more information:

TELUS                                       CLEARNET

Investor Relations:                         Investor Relations:
John Wheeler                                Robert Mitchell
(780) 493-7310                              (416) 279-3219
ir@telus.com                                investorrelations@clearnet.com


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Forward Looking Statements
Some statements in this document look forward in time and deal with other than historical or current facts for TELUS and Clearnet. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations, including but not limited to the risks associated with: the acquisition of Clearnet including the ability to integrate such acquisition; general business conditions in Canada and the companies' service territories in Canada; competition on wireless services (cellular), local and long distance services, data and internet services and within the Canadian telecommunications industry generally; adverse regulatory action; technological change; taxation; availability of sufficient funding; and generation of operating cash flow sufficient to provide financial viability. For additional information with respect to certain of these and other factors, see the reports filed by TELUS and Clearnet with Canadian provincial securities commissions and the United States Securities and Exchange Commission.

TELUS and Clearnet disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors and security holders are advised to read the offer to exchange/prospectus, the solicitation/recommendation statement on Schedule 14D-9 and other offer documentation regarding the transaction to be filed with Canadian provincial securities commissions and the United States Securities and Exchange Commission, as they will contain important information.

Security holders may obtain a free copy of the offer to exchange/prospectus (when available) and other related documents filed by TELUS at the SEC's Web site at www.sec.gov and the SEDAR Web site at www.sedar.com. When available, the offer to exchange/prospectus and the other documents may also be obtained from TELUS, Attention: TELUS Corporation Investor Relations, Floor 30-D, 10020-100 Street, Edmonton, AB T5J 0N5.